UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Carey, W. R.
   280 Preston Oaks Drive, Suite A
   Alpharetta, GA  30022
2. Issuer Name and Ticker or Trading Symbol
   Outback Steakhouse, Inc.
   OSI
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   01/27/03
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common stock, par value $.0|01/27/|M   |-|45,000            |A  |$10.67     |45,000(1)          |D     |                           |
1                          |03    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Phantom Stock Units   |1-1     |-    |-   |-|- -        |A,D|(2)  |(2)  |Common Stock|-      |-      |3625.15(1)(3|D  |            |
                      |        |     |    | |           |   |     |     |            |       |       |)           |   |            |
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Stock Option (right to|$10.67  |01/27|M   |-|- 45,000   |A,D|(4)  |01/27|Common Stock|45,000 |$10.67 |0(1)        |D  |            |
 buy)                 |        |/03  |    | |           |   |     |/03  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Represents number of shares beneficially owned immediately after the reported transaction.
(2) The phantom stock units were accrued under the Company's Deferred Compensation and Stock Plan and are settled 100% in the Company's common stock upon the reporting person's cessation as a director of the Company.
(3) Derivative securities beneficially owned at end of year include: (i) 568.70 phantom stock units accrued in fiscal year 1997 ranging in stock prices from $15.840 to $17.669, and are each settled
100% in the Company's common stock upon cessation as a director of the Company;
(ii) 466.93 phantom stock units accrued in fiscal year 1998 ranging in stock prices from $18.070 to $24.697, and are each settled 100% in the Company's common stock upon cessation as a director of the Company; (iii) 336.37 phantom stock units accrued in fiscal year 1999 ranging in stock prices from $25.33 to $36.68, and are each settled 100% in the Company's common stock upon cessation as a director of the Company; (iv) 650.79 phantom stock units accrued in fiscal year 2000 ranging in stock prices from $23.603 to $29.821, and are each settled 100% in the Company's common stock upon cessation as a director of the Company; (iv) 788.10 phantom stock units accrued in fiscal year 2001 ranging in stock prices from $24.85 to $27.98, and are each settled 100% in the Company's common stock upon cessation as a director of the Company; and (v) 676.74 phantom stock units accrued in fiscal year 2002 ranging in stock prices from $28.00 to $37.38, and are each settled 100% in the Company's common stock upon cessation as a director of the Company.
(4) Currently exercisable. The option vested in three equal annual installments beginning on January 27, 1993.
SIGNATURE OF REPORTING PERSON
Robert S. Merritt, Attorney-in-Fact
DATE
January 27, 2003